Filed pursuant to Rule 424(b)(3)
                                                File No. 33-99054


PROSPECTUS

                                1,004,008 SHARES
                                 TELIDENT, INC.
                                  COMMON STOCK


         This Prospectus relates to 1,004,008 shares of common stock (the "Shares"), par value $.02 per share (the "Common Stock"), of Telident, Inc. (the "Company") that may be offered for sale for the account of certain shareholders of the Company as stated herein under the heading "Selling Shareholders." Certain of the Shares are issuable or were issued upon the exercise of warrants and the conversion of debentures held by the Selling Shareholders. No period of time has been fixed within which the Shares may be offered or sold. The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "TLDT." On April 25, 1997, the average of the high and low prices of the Common Stock on the Nasdaq SmallCap Market was $.94 per share. See "Risk Factors -- Limitations on Broker-Dealer Sales of Company Common Stock; Applicability of "Penny Stock" Rules; No Assurance of Continued Quotation on The Nasdaq Stock Market." Current market quotations are listed in THE WALL STREET JOURNAL and many other newspapers of general circulation.


         The Selling Shareholders have advised the Company that sales of the Shares by them, or by their pledgees, donees, transferees or other successors in interest, may be made from time to time in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods: (a) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which a broker solicits purchasers. Sales may be made pursuant to this Prospectus to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of shares of Common Stock for whom such broker-dealer may act as agent or to whom he or she may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). One or more supplemental Prospectuses may be filed pursuant to Rule 424 under the Securities Act of 1933, as amended (the "Securities Act") to describe any material arrangements for the sales of the Shares when such arrangements are entered into by any of the Selling Shareholders and any other broker-dealer that participate in a sale of the Shares.

         The Selling Shareholders and any broker-dealers or other persons acting on their behalf in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized by such person on the resale of the Shares as principals may be deemed to be underwriting commissions under the Securities Act. As of the date hereof, there are no special selling arrangements between any broker-dealer or other person and any Selling Shareholder.

         The Company will receive no proceeds upon the sale of the Shares. See "Plan of Distribution." Pursuant to the terms of registration rights granted to the Selling Shareholders, the Company will pay all the expenses of registering the Shares, except for selling expenses incurred by the Selling Shareholders in connection with this offering, including any fees and commissions payable to broker-dealers or other persons, which will be borne by the Selling Shareholders. In addition, such registration rights provide for certain other usual and customary terms, including indemnification by the Company of the Selling Shareholders against certain liabilities arising under the Securities Act.

         THE SHARES INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                                ----------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ----------------


                  THE DATE OF THIS PROSPECTUS IS MAY 14, 1997.




                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, Northwest, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, Northwest, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Common Stock is quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, Inc., 1735 K Street, Northwest, Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission are incorporated into this Prospectus by reference:

         (a) The description of the Company's capital stock contained in its Registration Statement on Form SB-2 (Registration No. 33-99054), filed with the Commission on November 7, 1995, and as amended by Pre-Effective Amendment Nos. 1 and 2, filed with the Commission on December 27, 1995 and January 16, 1996, respectively.

         (b) The Company's Annual Report on Form 10-KSB (File No. 0-20887) for the year ended June 30, 1996, filed on September 27, 1996.

         (c) The Company's Quarterly Reports on Form 10-QSB (File No. 0-20887) for the fiscal quarters ended September 30, 1996, December 31, 1996 and March 31, 1997, filed on November 14, 1996, February 14, 1997 and April 28, 1997, respectively.

         (d) The Company's Definitive Schedule 14A (Proxy Statement) (File No. 0-20887) filed on October 2, 1996, relating to the Company's Annual Meeting of Shareholders held on October 29, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company at One Main Street, Southeast, Suite 85, Minneapolis, Minnesota 55414, Attention: Chief Financial Officer. Telephone requests may be directed to the office of the Chief Financial Officer of the Company at (612) 623-0911.


                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO A ONE-FOR-TWO REVERSE STOCK SPLIT WITH RESPECT TO THE CAPITAL STOCK OF THE COMPANY EFFECTED ON JUNE 4, 1996. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PURCHASERS OF THE COMMON STOCK ARE CAUTIONED THAT THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE FACTORS DISCUSSED HEREIN UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THE PROSPECTUS.


                                   THE COMPANY

         Telident, Inc. (the "Company") designs, manufactures and markets proprietary hardware and software systems which provide the exact location of a 911 telephone call to emergency dispatchers who receive such calls. The Company believes that its systems provide information which can shorten the response time to a 911 call, reduce the costs associated with responses to incorrect locations and improve the safety of individuals within a private branch exchange ("PBX") telephone system. The Company also manufactures and markets network hardware that provides switching, selective routing and data interfacing capabilities to public and private telephone networks and city, county and state government agencies. The Company also provides its customers with a variety of emergency information processing and management software systems.

         The Company's products utilize existing Enhanced 911 ("E-911") technology which automatically transmits both the callers telephone number and address to the nearest emergency dispatcher or public safety answering point ("PSAP"). Currently, more than two-thirds of the telephones in the United States have access to E-911 service. However, such E-911 service generally does not have the ability to pinpoint a caller's location within a PBX system without equipment such as that offered by the Company. Consequently, calls originating within a PBX transmit only the main PBX telephone number and the main address where the PBX is physically located. As of the date of this Prospectus, five states across the U.S. have adopted legislation or enacted regulations mandating the modification of PBX systems to make them fully compatible with the E-911 system. The Company believes that its patented systems create and manage a sophisticated database of information to monitor 911 calls within a PBX system and transmit the precise location, and generally the caller's name, to the PSAP through the existing E-911 system.

         The primary markets for the Company's systems and services include a wide variety of PBX telephone system owners such as:

*  Medium to large corporations          *  Apartment and condominium buildings
*  Colleges and universities             *  Nursing and retirement homes
*  City, county and state governments    *  Hotels and motels
*  Public schools                        *  Hospitals and clinics

         According to Dataquest Inc., in 1995, there were approximately 204,000 private telephone systems in the United States with approximately 58,000 of those systems having more than 100 separate telephone lines. A January 1996 survey of the National Emergency Number Association and the Association of Public Communications Officers concluded that 5% of all 911 calls or approximately eight million calls per year, originate within a PBX system.

         The Company was incorporated under the Minnesota Business Corporation Act on July 11, 1983. The Company's executive office is located at One Main Street, Southeast, Suite 85, Minneapolis, Minnesota 55414, and its telephone number is (612) 623-0911.


                                  RISK FACTORS

         AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

         WHEN USED BELOW AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. POTENTIAL PURCHASERS OF THE SHARES OF COMMON STOCK ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.

         OPERATING LOSSES; SUBSTANTIAL DECLINE IN SALES; GOING CONCERN CONSIDERATIONS. The Company has incurred losses from operations since inception. Historically, sales of the Company's products have not been sufficient to cover the Company's operating expenses. As a result, at March 31, 1997, the Company had an accumulated deficit of $11,748,492. There can be no assurance that the Company will be able to generate sufficient sales to operate at a profit in the future, or that it will be able to continue in business. The Company reported $14,950 in revenues for the third quarter ended March 31, 1997, compared with $348,437 in the same period in 1996. The substantial decline in revenues for the three month period ended March 31, 1997 was the result of several factors, including a significant reduction in the Company's workforce, a change in the Company's senior management and a slowdown in station translation system sales by PBX manufacturers and value-added resellers. In addition, the Company replaced two existing sales people. The Company anticipates that it will take some time for its new salespeople to become familiar with the Company's products, during which time sales of such products by these individuals will be lower than those of the individuals whom they replaced.

         In addition, the Company's net losses for the three and nine month periods ended March 31, 1997, were $1,518,607 and $2,465,341 respectively, compared with losses of $622,424 and $1,143,196 for the same periods in 1996. The Company recorded a restructuring charge of $427,000 in the third quarter of fiscal year 1997 as a result of a reorganization of the Company's personnel and certain write downs of other assets.

         The reports of the Company's independent accountants on the consolidated financial statements for the years ended June 30, 1995 and 1994, include an explanatory paragraph relating to an uncertainty regarding the Company's ability to continue as a going concern. Due to proceeds received by the Company of $2.89 million from its secondary public offering in August 1996, the Company's independent accountants' report did not include this explanatory paragraph for the June 30, 1996 financial statements. However, based upon year-to-date results, the Company anticipates that the report of its independent accountants for the year ended June 30, 1997 will contain an explanatory paragraph regarding an uncertainty about the Company's ability to continue as a going concern.

         NEED FOR ADDITIONAL CAPITAL; POTENTIAL INABILITY TO MEET FINANCIAL OBLIGATIONS. At March 31, 1997, the Company had a working capital deficit of approximately $35,000. The Company believes that proceeds from an existing line of credit and collections from operations will be adequate to fund the Company's working capital requirements through June 30, 1997. As of the date of this Prospectus, the Company had outstanding approximately $993,000 in 10% convertible debentures which are due July 15, 1997 (the "Debentures"). The Company has historically supported its operations through placement of Debentures and sales of Common Stock. The Company's cash resources are not sufficient to enable it to retire the Debentures and it is currently negotiating with the holders thereof to extend or convert the Debentures. The Company is also considering raising additional capital, selling certain assets, or entering into joint venture agreements. Any restructuring or extension of Company debt may have a possible dilutive effect on the Company's shareholders as a result of the issuance of additional securities. If the Company is unable to obtain additional capital, and the Debenture holders are unwilling or unable to convert or extend the Debentures, the Company would be in default on the Debentures. Failure to refinance the Debentures could result in the reduction or cessation of the Company's business operations. There can be no assurance that the Company will be able to convert or extend the Debentures. Further, there can be no assurance that the Company will be able to raise additional capital, sell certain assets, or enter into joint venture agreements on terms acceptable to the Company, if at all.

         CHALLENGE TO GROWTH AND PROFITABILITY AND EFFECTS OF RECENT RESTRUCTURING. The Company has recently taken steps to strengthen its market position, reduce costs, and re-focus itself on strategies that provide opportunities for growth and profitability as a result of the operating losses and substantial decline in sales discussed above. The steps taken to achieve these goals include, but are not limited to, implementing a $1.2 million reduction in annual operating expenses, laying-off 35% of its workforce, closing two regional sales offices, repositioning itself to move toward outsourced manufacturing and the write-down of certain intangible assets, including good will. While the Company plans to replace the services performed by the personnel which have been laid-off with the efforts of in-house sales people, there can be no assurance that the Company will either have the resources required to generate an increase in revenues or operate at a profit in the future. Additionally, there can be no assurance that the recent steps taken by the Company will improve its market position, sales or revenues. Failure on the part of the Company to successfully implement these and other reorganization efforts could result in the cessation of the Company's business operations.

         DEPENDENCE ON KEY CUSTOMERS. Sales to one of the Company's customers amounted to 18% of total product sales for the fiscal year ended June 30, 1996. This customer also accounted for 3% of the Company's accounts receivable as of June 30, 1996. Similarly, during the fiscal year ended June 30, 1995, sales to two customers amounted to 25% and 20% of total product sales, respectively, and accounted for 24% and 19%, respectively, of the Company's accounts receivable as of June 30, 1995. During the nine months ended March 31, 1997, no customer had sales which amounted to more than 10% of total product sales. There can be no assurance that the Company will be able to create relationships with additional customers which will result in additional sales of its products. Failure on the part of the Company to create significant customer relationships would result in decreased sales revenues and could force the Company to further reduce or cease its business operations.

         QUARTERLY FLUCTUATIONS. A significant percentage of the Company's sales are to value-added resellers, such as companies that sell PBX equipment, and not to the end users of the Company's equipment. Although it is difficult to predict how this impacts the Company's operating results, the Company believes this may result in variations in quarter to quarter operating results. In addition, the Company's quarterly operating results may fluctuate as a result of a variety of factors, including, but not limited to, the timing of orders from and shipments to customers, the length of the sales cycle, new product introductions by the Company or its competitors, as well as general economic conditions. For each of the last three fiscal years, the Company's fourth quarter has tended to generate the most sales of its products.

         COLLECTION OF ACCOUNTS RECEIVABLE; EFFECTS OF NON-COLLECTION. As of March 31, 1997, 41% of the Company's accounts receivable were over 180 days past due. The Company's failure to collect substantially all of its accounts receivable would adversely effect the Company's future earnings and working capital.

         DEPENDENCE ON NEW OR IMPROVED PRODUCTS; TECHNOLOGICAL CHANGES. The communication products industry is subject to rapid and significant technological changes and frequent introductions of new competitive products. To respond to these expected changes and to improve or sustain the marketability of its products, the Company has periodically been required and will continue to be required to commit substantial investments for product improvement and development in order to enhance its existing product line and to successfully introduce new products. There can be no assurance that the Company will either have the resources required to make such investments or, assuming it has the required resources, be able to respond adequately to changes in technology or changes in the markets for its products. The development of new products or technologies by the Company's competitors would have a material adverse effect on the Company's business. See "- Competition." To the extent that the Company seeks to develop new products, there can be no assurance that such products will be successfully developed or, if developed, that such products will be successfully introduced to the marketplace and meet necessary regulatory requirements.

         DEPENDENCE ON KEY PERSONNEL. The development and operation of the Company have depended and will continue to depend on the efforts and skills of key management personnel, including its recently-appointed President and Chief Executive Officer, as well as its ability to attract and retain other key employees in the future. The Company has not entered into noncompete or employment agreements with, or purchased life insurance on, any of its employees.

         COMPETITION; PRODUCT ACCEPTANCE; COOPERATION WITH TELEPHONE COMPANIES. The Company is aware of two competitors which market a product which competes with the Company's station translation system ("STS") product. These competitive products are more expensive than the Company's STS product and the Company believes that such products are only compatible with PBX equipment offered by certain resellers. The Company believes that its STS product is compatible with over 90% of the equipment for PBX vendors in the United States.

         In addition, there are many other equipment companies serving the telecommunication industry which are well-established in the marketplace, which have substantially greater financial, technical and personnel resources than the Company, and which could be potential competitors of the Company if they chose to develop competing products. In addition, the telecommunications industry is subject to rapid technological change and there can be no assurance that the Company will be able to react and adapt to such changes, or that developments by competitors will not render the Company's products obsolete or less competitive.

         The Company competes on the basis of product features and cost. To date, market acceptance of the Company's products has been limited. The Company's goal is to increase awareness of the benefits of its products and to continue to develop products which will be accepted by the markets in which the Company offers such products. There can be no assurance that such market acceptance of the Company's products will develop.

         Further, the attractiveness of the Company's products to end users depends, in part, on the tariffs filed by local or regional telephone companies. In addition, the Company and its customers depend upon the good faith cooperation of local telephone companies for the installation and operation of its products. If the local tariff environment is not favorable to the Company's products or if local telephone companies are uncooperative, sale of the Company's products could be materially and adversely affected.

         PRODUCT LIABILITY. The Company's business exposes it to potential liability inherent in the manufacture and sale of communications equipment. As of the date of this Prospectus, the Company has $5,000,000 of product liability insurance. There can be no assurance that such insurance will ultimately prove adequate to cover asserted product liability claims or that it can be maintained by the Company on an economical basis. Product liability claims asserted against the Company could have a material adverse effect on the Company. The Company has never been named in a product liability claim, and it is not aware of any threatened product liability claims.

         PROTECTION OF INTELLECTUAL PROPERTY. The Company relies upon trade secrets and patents to protect its proprietary technology. The Company also requires its employees to execute nondisclosure agreements to preserve its trade secrets. The Company's success depends, in large part, on its ability to preserve its intellectual property. There can be no assurance that others will not independently develop or acquire substantially equivalent technologies or gain access to the Company's trade secrets. Furthermore, there can be no assurance that the Company will ultimately be able to protect meaningful rights in its trade secrets or that the scope of its patent protection will exclude competitors or provide competitive advantages to the Company.

         IMPACT OF SALE OF SECURITIES; SECURITIES ELIGIBLE FOR FUTURE SALE. There were approximately 6.2 million shares of Common Stock outstanding as of March 31, 1997. In addition, there were warrants, options and convertible securities outstanding as of such date to purchase approximately an additional
1.2 million shares of Common Stock which are exercisable at prices ranging from $1.00 to $6.62 per share. The sale of such securities, the Shares offered pursuant to this Prospectus, and the sale of additional shares of Common Stock which may become eligible for sale in the public market from time to time upon exercise of warrants, options and convertible securities could have the effect of depressing the market prices for the Common Stock.

         LIMITATIONS ON BROKER-DEALER SALES OF COMPANY COMMON STOCK; APPLICABILITY OF "PENNY STOCK" RULES; NO ASSURANCE OF CONTINUED QUOTATION ON THE NASDAQ STOCK MARKET. Federal regulations promulgated under the Exchange Act regulate the trading of so-called "penny stocks" (the "Penny Stock Rules"), which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. In addition, equity securities listed on Nasdaq which are priced at less than $5.00 per share are deemed penny stocks for the limited purpose of Section 15(b)(6) of the Exchange Act. Therefore, if, during the time in which the Common Stock is quoted on the Nasdaq SmallCap Market, the Common Stock is priced below $5.00 per share, trading of the Common Stock will be subject to the provisions of Section 15(b)(6) of the Exchange Act, which make it unlawful for any broker-dealer to participate in a distribution of any penny stock without the consent of the Commission if, in the exercise of reasonable care, the broker-dealer is aware of or should have been aware of the participation of a previously sanctioned person. In such event, it may be more difficult for broker-dealers to sell the Common Stock and purchasers of shares of Common Stock offered hereby may experience difficulty in selling their shares in the future in the secondary trading market.

         Shares of the Common Stock are currently listed on the Nasdaq SmallCap Market. The Nasdaq SmallCap Market requires that companies whose securities are listed thereon maintain certain requirements, including total assets of at least $2 million, capital and surplus of at least $1 million, minimum bid price per share of at least $1 and total market value of at least $1 million. As of March 31, 1997, the Company's shareholders' equity was $362,033. On April 25, 1997, the bid price per share of the Common Stock was $.94 and the Company's total market value was $5.8 million. Failure on the part of the Company to meet any of these listing requirements could result in the suspension or termination of the Common Stock from continued listing on the Nasdaq SmallCap Market. Should the Common Stock be suspended from trading privileges on such market as a result of the Company's failure to comply with any of the above, or other applicable requirements, the Company, prior to re-inclusion, must comply with the respective requirement prior to continued listing. However, should the Common Stock be terminated from trading privileges on the Nasdaq SmallCap Market, the Company, prior to re-inclusion, must comply with the applicable requirements for initial inclusion on the Nasdaq SmallCap Market which, in some instances, are more stringent than the requirements for continued listing. There can be no assurance, therefore, that the Common Stock will continue to be listed on the Nasdaq SmallCap Market.


         On May 7, 1997, the Company received a letter from The Nasdaq Stock Market, Inc. ("Nasdaq") informing the Company that, based on Nasdaq's review of the Company's Report on Form 10-QSB for the quarter ended March 31, 1997, it found that the Company's capital and surplus was less than the required
$1 million. In light of this fact, Nasdaq informed the Company that the Common Stock would be subject to delisting, effective the close of business on May 21, 1997, unless the Company can provide Nasdaq with three copies of a report filed with the Commission demonstrating that the Company meets all Nasdaq SmallCap Market listing criteria. If the Company is not able to file the report referenced above on or before the May 21, 1997 deadline, it must submit to Nasdaq, by that date, its proposal(s) for achieving compliance will all Nasdaq listing criteria. On the basis of information provided, Nasdaq staff will determine whether the Common Stock may continue to be listed on the Nasdaq SmallCap Market. In addition, should the Company fail to submit the information called-for above on or before the May 21, 1997 deadline, Nasdaq has informed the Company that it will immediately issue a formal notice of deficiency.



        In addition, on May 13, 1997, the Company received another letter from Nasdaq informing the Company that, based on Nasdaq's review of the price data for the 10 trading days prior to the date of its letter, shares of Common Stock failed to maintain a closing bid price greater than or equal to $1.00. As mentioned above, to be eligible for continued listing on the Nasdaq SmallCap Market, the Common Stock must maintain a bid price of $1.00 or, as an alternative, if such bid price is less than $1.00, the Company must maintain capital and surplus of at least $2 million and a public float market value of at least $1 million.



         In its May 13, 1997 letter, Nasdaq informed the Company that no delisting action with respect to the bid price deficiency would be immediately initiated. Instead, the Company was given 90 calendar days from the date of such letter to comply with either the minimum bid price or the alternative requirements set forth above. If at any time during such period, the Common Stock reports a closing bid price of at least $1.00 for 10 consecutive trading days, the Company will be deemed to have complied with the minimum bid price requirement. However, if the Company is unable to demonstrate compliance with the minimum bid price requirement before the end of such 90 day period, it must submit, by August 12, 1997, its proposal(s) for achieving compliance. On the basis of information provided, Nasdaq staff will determine whether the Common Stock may continue to be listed on the Nasdaq SmallCap Market.


        The Company expects that it will be able to satisfy the capital and surplus and bid price issues raised by Nasdaq in its letters through the conversion of short term debt and the sale of additional equity in the Company. There can be no assurance, however, that such actions will correct the above-mentioned listing criteria or satisfy Nasdaq's concerns. In the event that the Common Stock is delisted from the Nasdaq SmallCap Market and the Company fails other relevant criteria, trading, if any, in shares of Common Stock would be subject to the full range of the Penny Stock Rules. Under these rules, broker-dealers must take certain steps prior to selling a penny stock, which steps include: (i) obtaining financial and investment information from the investor; (ii) obtaining a written suitability questionnaire and purchase agreement signed by the investor; and (iii) providing the investor a written identification of the shares being offered and in what quantity. If the Penny Stock Rules are not followed by a broker-dealer, the investor has no obligation to purchase the shares. Accordingly, delisting from the Nasdaq SmallCap Market and the application of the comprehensive Penny Stock Rules may make it more difficult for broker-dealers to sell the Common Stock, purchasers of the shares of Common Stock may have difficulty in selling such shares in the future in secondary trading markets and the per share price of such stock would likely be greatly reduced.

         POSSIBLE DILUTIVE EFFECT OF OUTSTANDING OPTIONS, WARRANTS, CONVERTIBLE DEBENTURES, AND PREFERRED STOCK. As of March 31, 1997, there were approximately
1.2 million shares of Common Stock reserved for issuance upon the exercise of stock purchase warrants or options, or the conversion of the Debentures and shares of preferred stock, at exercise or conversion prices ranging from $1.00 to $6.62 per share. To the extent the trading price of the Common Stock at the time of exercise or conversion of any such securities exceeds the exercise or conversion prices, any such exercise or conversion will have a dilutive effect on the Company's shareholders and could adversely affect the market price of the Common Stock.

         AUTHORIZATION AND ISSUANCE OF PREFERRED STOCK. The Company is authorized to issue up to 2,500,000 shares of preferred stock. The Company's Board of Directors (the "Board") has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion term and privileges with respect to any series of preferred stock. The issuance of any shares of preferred stock having rights superior to those of Common Stock may result in a decrease in the value or market price of the Common Stock and could further be used by the Board as a device to prevent a change in control of the Company. The Board's ability to issue shares of preferred stock could also deter parties from making a bid to acquire the Company and could result in the Company's shareholders not receiving a premium for their shares. Holders of shares of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. As of March 31, 1997, there were 150,000 shares of Series I Preferred Stock issued and outstanding. Series I Preferred Stock has voting rights equal to Common Stock, except as may be otherwise required by law. In addition, the Company has historically paid dividends to the holders of shares of its preferred stock.

         CONTROL BY MANAGEMENT. As of March 31, 1997, approximately 17.4% of the Company's outstanding Common Stock is beneficially owned by the Company's current officers and directors. Accordingly, such persons may be able to significantly influence the Company's business and affairs. This concentration of ownership with such persons may have the effect of delaying, deferring or preventing a change in control of the Company.

         ABSENCE OF DIVIDENDS ON COMMON STOCK. The Company has not paid any cash dividends on shares of its Common Stock since its inception and does not anticipate paying cash dividends on such stock in the foreseeable future. The Company presently expects to retain its earnings, if any, to finance the development and expansion of its business. The declaration or payment by the Company of dividends, if any, on shares of its Common Stock in the future is subject to the discretion of the Board and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors.


                                   MANAGEMENT

         The directors and executive officers of the Company are as follows:


                           Director
        Name                 Since      Age       Positions With The Company
   ----------------       -----------  -----   --------------------------------


   Mark W. Sheffert           1990      49    Chairman of the Board of Directors
   W. Edward McConaghay       1997      47    President and Chief Executive
                                              Officer and Director
   Scott R. Anderson          1995      57    Director
   Willis K. Drake            1988      73    Director
   Richard L. Hencley         1988      69    Director
   David F. Durenberger       1996      62    Director
   John Sagan                 1990      76    Director
   Warren S. Tyler            1988      65    Director

   John F. Kromer                -      35    Vice President Finance and Chief
                                              Financial Officer

   Martin D. Moody               -      50    Vice President Advanced
                                              Engineering


         MARK W. SHEFFERT - Mr. Sheffert has been Chairman of the Board since May 1994. Mr. Sheffert is also President of Manchester Companies, Inc., a private investment and management consulting firm formed in 1993. From 1990 to 1993, Mr. Sheffert served as managing partner of Sheffert & Wein, Inc., a management consulting firm. From September 1982, to October 1989, Mr. Sheffert served in various executive positions with First Bank System, Minneapolis, Minnesota, including Chairman and CEO, First Trust Company, FBS Mortgage Company, FBS Card Services, Inc. and FBS Insurance. Mr. Sheffert currently is also a member of the board of directors of Kahler Corporation, Periscope Communications, Inc., Combined Financial Group, Inc., Triad Financial Services, Inc. and Children's Heartlink. Mr. Sheffert is also the Chairman of the Board of Medical Graphics Corporation.

         W. EDWARD MCCONAGHAY - Mr. McConaghay has been President, Chief Executive Officer and a director of the Company since April 1, 1997. Between 1996 and 1997, Mr. McConaghay was President and CEO of Digital Technics, Inc., a telecommunications equipment development company. From 1995 to 1996, Mr. McConaghay was the principal consultant for Key Indicators, a management consulting firm specializing in marketing and sales. From 1993 to 1995, Mr. McConaghay served as Senior Vice President, Sales and Marketing for Deluxe Corporation. From 1983 to 1993, Mr. McConaghay held various executive positions with Northern Telecom, Ltd. ("Northern Telecom"), including Vice President, Marketing for Northern Telecom Asia/Pacific, Secretary to the Executive Office, Assistant Vice President for company-wide marketing, and Vice President, Sales for the eastern region. Mr. McConaghay is a director of Medical Graphics Corporation.

         SCOTT R. ANDERSON - Mr. Anderson has been a director of the Company since July 1995. Mr. Anderson is President and Chief Executive Officer of North Memorial Health Care in Robbinsdale, Minnesota. Mr. Anderson has been associated with North Memorial since August 1964, serving 17 years as Executive Vice President, and since 1981 as its President and Chief Executive Officer. During his career, Mr. Anderson has served as a member of many committees and boards, both locally and nationally, and has served as chairman of the board of the following organizations: Metropolitan Healthcare Council (Council of Hospital Corporations), Health Employers, Inc., Healthcare Education and Research Foundation and Medical Alley. Mr. Anderson currently serves as a director of EMPI, Inc.

         WILLIS K. DRAKE - Mr. Drake has been a director of the Company since 1988. Mr. Drake served as Chairman of the Company's Board of Directors from 1989 to August 1993 and has been a private investor for more than the last seven years. Mr. Drake is a co-founder of Control Data Corporation. In 1969, Mr. Drake was the founder, Chairman and President of Data Card Corporation, a manufacturer of high-performance embossing and encoding equipment for the plastic card industry. When Mr. Drake retired from Data Card in 1983, it had sales in excess of $100 million. Since his retirement, Mr. Drake has used his entrepreneurial, management, marketing and technical experiences to assist a variety of companies. Mr. Drake serves as a director of Analysts International Corporation, Digi International, U-Ship, Inc. and Innovex, Inc.

         RICHARD L. HENCLEY - Mr. Hencley has been a director of the Company since 1988 and has been a private investor since May 1994. Mr. Hencley served as Chairman of the Company's Board of Directors from August 1993 to May 1994. Mr. Hencley served as the Company's President and CEO from February 1989 to August 1993, and as its Vice President of Operations from 1988 to February 1989. Prior to 1988, Mr. Hencley was Senior Vice President and a member of the Board of Directors of Micro Component Technology, Inc. ("MCT"), a manufacturer of integrated circuit testing and handling equipment, which position he held for more than five years. Prior to joining MCT, Mr. Hencley was Senior Vice President of Corporate Programs and one of the founders of Data Card Corporation. Mr. Hencley serves as a member of the Board of Directors of Turtle Mountain Corporation, Teleproducts Corporation, and Minnesota Project Innovation.

         DAVID F. DURENBERGER - Mr. Durenberger has been a director of the Company since 1996. Since 1995, Mr. Durenberger has acted as a consultant in Washington, D.C., and currently is a partner in Public Policy Partners, LLC, a consulting firm which specializes in public affairs and corporate relations consulting. Mr. Durenberger is also a Senior Fellow for the University of St. Thomas Graduate School of Business, Minneapolis, Minnesota. Mr. Durenberger served as a United States Senator for the state of Minnesota from 1978 to 1995. Mr. Durenberger has over 20 years of public service, and while a U.S. Senator, served on several committees including the Finance, Select Intelligence, and Office of Technology committees. In addition, Mr. Durenberger has been the executive director and chaired numerous committees on both a state and national level. On November 29, 1995, Mr. Durenberger plead guilty to misdemeanor charges of falsifying a statement for reimbursement of $425.

         JOHN SAGAN - Mr. Sagan has been a director of the Company since 1990. Mr. Sagan is a private investor and since 1986 has been President of John Sagan Associates, a financial planning group. Prior to 1986, Mr. Sagan was Vice President and Treasurer of Ford Motor Company. Mr. Sagan is also past Chairman of the Board of the Federal Reserve Bank of Chicago and past Chairman of the Board of Trustees of Ohio Wesleyan University. Mr. Sagan is a member of the boards of directors for SBCM Derivative Products, LTD, and Chartwell Reinsurance Co. Mr. Sagan is also a trustee of the YMCA Foundation of Detroit, the United Methodist Foundation, the Fund for Henry Ford Hospital and Oakwood Hospital of Dearborn, Michigan.

         WARREN S. TYLER - Mr. Tyler has been a director of the Company since 1988. Mr. Tyler was Senior Vice President of Finance and Administration of the Company from 1988 to November 1994. From 1983 to the present, Mr. Tyler has been President of Incor Corporation (f/k/a Renartler, Inc.), a management consulting firm specializing in capitalizing and financing businesses. From 1973 to 1982, Mr. Tyler served as Vice President of Inn Management, Inc., a management firm for the hospitality industry, where he was responsible for the operations of up to 26 motels and hotels operated privately and through various franchises.

         JOHN F. KROMER - Mr. Kromer was named Vice-President and Chief Financial Officer of the Company in October 1994. Mr. Kromer was the Controller of the Company from June 1992 to October 1994. From August 1988 to June 1992, Mr. Kromer worked in the transportation industry for Transport Corporation of America, Inc. ("Transport"), a company with revenues of approximately $100 million. At Transport, Mr. Kromer was responsible for overseeing the accounting functions and management reporting of that company. Mr. Kromer is a licensed CPA in the state of Minnesota and is a member of both the American Institute of Certified Public Accountants and the Minnesota Society of CPAs.

         MARTIN D. MOODY - Mr. Moody has been a Vice President of the Company since August 1989. Mr. Moody was the Director of Engineering of the Company from November 1988 to August 1989. Prior to November 1988, Mr. Moody was Vice President of Operations of Aetrium, Inc., a manufacturer of integrated circuit handling equipment. Mr. Moody was responsible for Aetrium's operations and new product introductions. At Aetrium, Mr. Moody developed a system of concurrent engineering, which allowed all divisions to interface during product development and implementation, as well as implementing a Quality Assurance Program. Mr. Moody held the position of Product Manager, Special Engineering at Micro Component Technology, Inc. from 1982 to 1986. Prior to 1982, Mr. Moody was an engineer in charge of telecommunications for Control Data at the NASA/Langley site in Virginia.


DIRECTOR COMPENSATION

         Directors of the Company are elected for a term of one year and hold office until the next Annual Meeting of the Company's Shareholders. The officers of the Company, who are elected at the Annual Meeting of the Board, hold office until their successors are chosen and qualified or until death, resignation or removal. Directors of the Company who are not employees of the Company have historically been paid director's fees of $750 per quarter plus $500 for each meeting attended, and have been issued an option to purchase 1,000 shares of Common Stock, exercisable at a price equal to the mean between the bid and ask price of the Common Stock as of the Annual Meeting date. The Chairman of the Board has historically been paid $1,000 per month for services performed in that function, and the Chairman of the Audit and Compensation Committees have each been paid $1,000 annually. In addition, the Company has historically issued an option to purchase 10,000 shares of Common Stock to the Chairman of the Board, exercisable at a price equal to the mean between the bid and ask price of the Common Stock as of the Annual Meeting date. The Company's directors have historically been able to elect to take their fee in cash or in shares of Common Stock. The directors' quarterly fee, the Chairman of the Board's monthly fee and the annual fee for the Chairman of the Audit and Compensation Committees will each be doubled when the Company's operations are profitable. The Company is in the process of reviewing its policy regarding fees paid to its directors, and has not determined whether it will continue to pay such fees in the future.


                              SELLING SHAREHOLDERS

         The following table sets forth, as of the date of this Prospectus, the name of each Selling Shareholder, certain beneficial ownership information with respect to the Selling Shareholders, and the number of Shares that may be sold from time to time by each pursuant to this Prospectus. There can be no assurance that the Shares offered hereby will be sold.


                                                                                 PERCENTAGE OF
                                                                                  OUTSTANDING
                                  SHARES                       SHARES                SHARES
                               BENEFICIALLY                 BENEFICIALLY          BENEFICIALLY
                                   OWNED       SHARES        OWNED UPON            OWNED UPON
                                 PRIOR TO      OFFERED    COMPLETION OF THE     COMPLETION OF THE
SELLING SHAREHOLDER              OFFERING      HEREBY         OFFERING             OFFERING(1)
----------------------------  --------------  --------   --------------------  -------------------
Sheffert, Mark(2)                 95,028       50,000          45,028                *%
Christianson, William              1,625        1,625               -                *
Cossack, Thomas                   44,469        1,875          42,594                *
Dosal, Frank                      83,715       25,000          58,715                *
Drake, Nancy J.                   56,085       11,875          44,210                *
Estlick, Tyron K.                  3,500        1,500           2,000                *
Fazio, Anthony                       532          532               -                *
Freiermuth, Bill and Anita        11,663        3,250           8,413                *
Hammond, Glenn                   127,160       37,500          89,660             1.41
Harris III, James S.               8,000        4,000           4,000                *
Ipsen, Jeremy                     12,600       12,600               -                *
Jenson, Vern                     106,281       32,500          73,781             1.16
Kisch, Robert C.                   8,477        2,500           5,977                *
Koch, Herbert                     83,335       15,001          68,334             1.07
Lally, Jim                         3,802        3,802               -                *
Laurence, Dean                    13,213        6,250           6,963                *
Lewis, Terry                       8,000        4,000           4,000                *
Lutz III, Mac W.                  11,262        8,500           2,762                *
Lutz, Robert                      22,916       22,916               -                *
McFarland, Dick                   13,050        5,000           8,050                *
Mintz, Michael                    50,379       12,500          37,879                *
Murphy, Tim and Sheila             8,179        2,500           5,679                *
Okabena Partnership K(2)         426,333      426,333               -                *
Ongaro, Frank                      6,469        6,469               -                *
Rondou, Robert                     9,780        9,780               -                *
Roth, Gunther                    223,054      223,054               -                *
Sander, John C.                   44,527       11,875          32,652                *
Sarno, Donald                     35,000        5,000          30,000                *
Sausse, Marlyce                    3,743        3,743               -                *
Shaw, Jerald                         785          785               -                *
SMC Venture Fund 1989             29,760       12,500          17,260                *
Staat, Nicholas                   11,109       11,109               -                *
Staat, Phil                        5,822        5,822               -                *
Staat, Richard                     7,812        7,812               -                *
Stevens, Allan R.                  6,525        4,000           2,525                *
Swanson, Myra                      3,976          500           3,476                *
Underwood, Joan                   12,083        3,750           8,333                *
Westgor, Wayne                    31,250        6,250          25,000                *

--------------
*Indicates an amount less than one percent.

(1)      Assumes all shares offered hereby are sold.

(2) Includes options or warrants representing the right to purchase within 60 days of the date of this Prospectus shares of Common Stock as follows: Mr. Sheffert - 62,875 shares and Okabena Partnership K - 150,000 shares.


         The Company has agreed to bear all expenses (other than selling commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Shareholders in over-the-counter market transactions or in negotiated transactions. See "Plan of Distribution." The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the resale of the Shares from time to time in over-the-counter market transactions or in negotiated transactions. This Prospectus forms a part of such Registration Statement.


                                 USE OF PROCEEDS

         The Shares offered hereby will be sold by the Selling Shareholders. The Company will receive no proceeds from the sale of the Shares. See "Selling Shareholders."

                              PLAN OF DISTRIBUTION

         The Shares offered hereby may be offered by the Selling Shareholders from time to time. The Company will receive no proceeds upon the sale of the Shares. Sales may be effected by the Selling Shareholders in transactions on The Nasdaq Stock Market, in negotiated transactions, or in a combination of such methods of sale, at prices relating to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

         The Selling Shareholders and any persons who participate in the sale of the Shares from time to time, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons and any profits received on resale of the Shares, may be deemed to be underwriting compensation under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

         The Company has agreed to indemnify certain Selling Shareholders and their control persons with respect to certain liabilities in connection with the sale of the Shares pursuant to this Prospectus, including liabilities under the Securities Act and the Exchange Act. In addition, certain Selling Shareholders have agreed to indemnify the Company, its directors, officers, agents and control persons against certain liabilities incurred as a result of information provided by the Selling Shareholders for use in this Prospectus. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                     EXPERTS

         The financial statements of the Company for the fiscal years ended June 30, 1996, 1995 and 1994 have been audited by McGladrey & Pullen, LLP, independent accountants, as set forth in their reports thereon. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.


                ---------------------

                  TABLE OF CONTENTS

                ---------------------


                                                     Page

Available Information................................. 2
Incorporation of Certain Documents
  by Reference........................................ 2
Prospectus Summary.................................... 3
Risk Factors.......................................... 4
Management............................................ 8
Selling Shareholders..................................11
Use of Proceeds.......................................12
Plan of Distribution..................................12
Experts...............................................12




                                1,004,008 SHARES



                                 TELIDENT, INC.


                                  COMMON STOCK



                                  ------------

                                   PROSPECTUS

                                  ------------




                                  May 14, 1997